U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Explanatory Note:

On June 30, 2015, the Registrant announced that it has completed the appointment of its Chief Executive Officer, Mr. Zhengyu Wang, as the legal representative of its subsidiary, Zhejiang Tantech Bamboo Technology Co., Ltd, subject to continued approval of the Board of Directors of the Registrant. The Registrant anticipates appointing Mr. Wang in the near future to serve as legal representative of its other Chinese subsidiaries, Zhejiang Tantech Bamboo Charcoal Co., Ltd and Zhejiang Tantech Energy Technology Co., Ltd.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Its: Chief Executive Officer

Dated: June 30, 2015